FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY 2004

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.    News Release dated January 19, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: January 19, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

January 19, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

cc:

News Release date January 19, 2005

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Brien Gately or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

bgately@tirc.com or wwallace@tirc.com

FOR IMMEDIATE RELEASE

AMS HOMECARE REPORTS Q3 REVENUE INCREASES

  Revenues increase 8% for the quarter and almost 36% for nine month period

  US Growth Strategy on Track with Joint Venture

VANCOUVER, British Columbia, January 19, 2005—AMS Homecare Inc. (OTCBB: AHCKF) today reported an 8 percent increase in third-quarter revenue to $841,179 from $779,426 in the same quarter a year earlier. Net loss was $114,137 compared with net income of $64,038 in the prior-year third quarter. The company had 46,627,073 weighted average common shares outstanding in the quarter this year compared to 46,398,891 last year resulting in an insignificant change in earnings for the comparable quarters.

For the nine months ended November 30, 2004, sales increased almost 36 percent to $3,502,048 from $2,582,431 in the prior year nine months . Net income for the period was $168,296, or about $0.004 per diluted share, compared with $301,456 or about $0.007 per diluted share. Pre-tax earnings for the nine months was $219,479 compared to $288,371 for the previous year’s period. (All amounts have been converted to U.S. funds from Canadian funds, which is how the company’s receipts are primarily denominated, based on exchange rates during the periods reported.)

“Revenue for the quarter came in higher than the previous year’s despite the fact that 2003 third quarter’s revenues were higher as a result of a late inventory delivery that delayed some sales from the second quarter last year,” said Harj Gill, chief executive officer.  “Historically, due to weather conditions the second half of our fiscal year is lower than the first half. We continue to diversify our products and services in order to smooth over the seasonality of our revenues and increase momentum.”

“The investment in our new business unit, Integrated Emergency Response Systems, is generating increasing base revenues and should soon be contributing to the bottom line,” Gill continued. “Meanwhile we have increased selling expenses partly related to higher salaries and increased marketing for this business. We also had higher salaries in other areas, public company expenses, and an increase in marketing costs for all products.”

“The recent announcement of our joint venture with a Canadian pharmacy to enter the U.S. retail market is evidence that we intend on executing our growth strategy,” Gill noted. “The outlets will offer traditional pharmacy products as well as AMS Homecare's mobility and other medical products for which there is a high demand.  We expect to announce details on the progress with the first location in Washington state soon and are currently working on the financing for this project.”

“A favorable product mix continues to enable us to increase revenues,” Gill concluded. “Gross margin remains strong at about 38 percent for the quarter compared to about 39 percent for the previous quarter and 40 percent up from 38 percent year-to-date.”

IER Monitoring Services is a nurse call and emergency response system that can be used in hospitals, assisted living centers, schools, commercial/industrial buildings and residences. The technology is both software and hardware based and can be integrated into existing systems. The uses are related to nurse call & fire alarm, intercom, security, cabling, telephone & wireless applications.

At November 30, 2004, AMS Homecare reported current assets of $1,963,602 and current liabilities of $1,018,448 for a current ratio of 1.9:1. Total assets were $2,079,942 and total liabilities were $1,714,750. Shareholders’ equity increased to $365,192 from $170,543 at February 29, 2004.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

AMS Homecare Inc.
Financial Highlights

	3 months ended November 30,		9 months ended November 30,
Operations	2004	2003	2004	2003
Sales	$841,179	$779,426	$3,502,048	$2,582,431
Gross Margin	318,924	300,643	1,405,798	971,373
Earnings (Loss) before other	(108,894)	72,625	216,004
income and income taxes				288,371
Net Income (Loss)	(114,137)	64,038	168,296	301,456

Weighted avg. common shares out.	46,627,073	46,398,891

Earnings (Loss) per share - basic and diluted	($0.0025)	$0.0014	$0.0036	$0.0065

Balance Sheet	Nov. 30, 2004	Feb. 29, 2004
Current Assets	1,963,602	1,281,682
Total Assets	2,079,942	1,365,413
Current liabilities	1,018,448	740,396
Long-term debt	276,793	121,675
Due to shareholders	419,509	332,799
Total liabilities	1,714,750	1,194,870

Shareholders’ equity	365,192	170,543
# # #